April 2, 2019

VIA COURIER AND EDGAR

Division of Corporate Finance

Office of Telecommunications

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	The Pennant Group, Inc.
Amendment No. 1 to Draft Registration Statement on Form 10
Confidentially Submitted April 2, 2019
CIK No. 0001766400

Ladies and Gentlemen:

Pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, The Pennant Group, Inc., a Delaware corporation (the “Company” or “Pennant”), has confidentially submitted with the Securities and Exchange Commission (the “Commission”), on the date hereof the above-captioned Amendment No. 1 to the draft Registration Statement on Form 10 (the “Draft Registration Statement Amendment”), originally confidentially submitted on February 12, 2019 (the “Confidential Submission”).

The Company has made certain revisions to the Confidential Submission in response to the comment letter, dated March 1, 2019, from the staff of the Commission (the “Staff”). In addition, the Company has made certain updates to the disclosures contained in the Confidential Submission. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Page numbers in the Company’s responses correspond to page numbers in the Draft Registration Statement Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement Amendment.

Summary of the Spin-Off, page 18

1.

We note that the internal reorganization will include substantially all of Ensign’s senior living business. We also note that Ensign will continue to operate assisted and independent living facilities based on disclosure in Exhibit 99.1 and page 102. Please expand the disclosure to clarify any differences between senior living facilities contributed to Pennant and assisted and independent living facilities retained by Ensign. Please also clarify any methodology used by Ensign to allocate facilities to either Ensign or Pennant in the internal reorganization.

Response: The Company respectfully advises the Staff that the Company’s operating model is centered around local leadership with a focus on its leaders making key operational decisions that meet the individualized needs of their patients and community partners. Its local leaders work closely with their cluster partners to share data and improve clinical and financial outcomes. These clusters meet regularly in person to drive operating results. During the process of determining which senior living facilities would remain with Ensign or be allocated to Pennant in the internal reorganization, the Company reviewed each facility’s geographical alignment with respect to Ensign’s home health and hospice operations, which will be contributed to Pennant in the internal reorganization, and Ensign’s skilled nursing operations, which will remain with Ensign following the spin-off. The Company also reviewed the existing and potential operational synergies between the senior living facilities and Ensign’s home health and hospice operations, on the one hand, and Ensign’s skilled nursing operations, on the other hand. Finally, the Company analyzed resource and infrastructure support available in each market and, based on these factors, the Company believes the proposed allocation of senior living facilities will better position each individual operation to best benefit the local healthcare community by providing consistent quality care, resulting in an overall better patient experience across the continuum of care. Aside from the geographic, strategic and synergistic considerations described in this paragraph, there are no differences between the “senior living facilities” that are contributed to Pennant and the “assisted and independent living facilities” that are retained by Ensign. The different terminology is used to maintain consistency with the Ensign SEC filings and the Draft Registration Statement Amendment. In order to provide more information to the reader, the Company has expanded its disclosure on pages 19 and 68 of the Draft Registration Statement Amendment accordingly. The disclosure on page 68 has been expanded to read as follows:

“Internal Reorganization

The Pennant Group, Inc. was incorporated as a Delaware corporation on January 24, 2019 for the purpose of holding Ensign’s home health and hospice agencies and substantially all of its assisted and independent living and ancillary service businesses. The senior living communities that will become part of Pennant consist primarily of those that are geographically and operationally strategic to its home health and hospice operations. The operational synergies and resource infrastructure support available in each market will better position each individual operation to best benefit the local healthcare community by providing consistent quality care, resulting in an overall better patient experience across the continuum of care.

As part of the spin-off, Ensign will effect an internal reorganization, pursuant to which, among other things: (i) the assets and liabilities associated with Ensign’s home health and hospice agencies and substantially all of its assisted and independent living and ancillary service businesses will be transferred to Pennant; and (ii) all other assets and liabilities of Ensign will be retained by Ensign.”

Risk Factors

Our amended and restated certificate of incorporation will designate. . . , page 64

2.

We note your statement that your certificate of incorporation will include a forum selection provision identifying the Court of Chancery of the State of Delaware as the sole and exclusive forum for litigation, including any “derivative action.” Please disclose whether this provision applies solely to state law claims. If it does not apply solely to state law claims, then please note that that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the amended and restated bylaws states this clearly.

Response: In response to the Staff’s comment, the Company advises the Staff that the forum selection provision in its amended and restated certificate of incorporation will not apply to any claim (a) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (c) arising under the Securities Act or for which the Court of Chancery does not have subject matter jurisdiction including, without limitation, any claim arising under the Exchange Act, as to which the federal district court for the District of Delaware shall be the sole and exclusive forum. Pennant has revised its disclosure on pages 64 and 153 of the Draft Registration Statement Amendment accordingly as follows:

“Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with our company or our company’s directors, officers or other employees.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of our company to our company or our stockholders, (3) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) action asserting a claim against us or any director or officer of our company governed by the internal affairs doctrine except for, as to each of (1) through (4) above, any claim (a) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (c) arising under the Securities Act or for which the Court of Chancery does not have subject matter jurisdiction including, without limitation, any claim arising under the Exchange Act, as to which the federal district court for the District of Delaware shall be the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. If any action the subject matter of which is within the scope the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder. This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company or its directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.”

“Exclusive Jurisdiction of Certain Actions

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of our company to our company or our stockholders, (3) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or (4) action asserting a claim against us or any director or officer of our company governed by the internal affairs doctrine, except for, as to each of (1) through (4) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) arising under the Securities Act or for which the Court of Chancery does not have subject matter jurisdiction including, without limitation, any claim arising under the Exchange Act, as to which the federal district court for the District of Delaware shall be the sole and exclusive forum. Although we believe this provision benefits Pennant by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.”

The Company will also ensure that the revised disclosure above is reflected in its amended and restated governing documents.

Unaudited Pro Forma Combined Financial Statements, page 81

3.

Please expand Note (1) to include the terms of the financing transactions, such as interest rates, maturity dates and any material covenants, when available. Also, it appears a pro forma income statement adjustment may be necessary to give effect to the cost of any additional debt.

Response: The Company acknowledges the Staff’s comment and has revised the pro forma income statement adjustment disclosure as requested on pages 83 and 84 of the Draft Registration Statement Amendment as follows:

	Year Ended December 31, 2018
	Historical	Pro Forma Adjustments		Pro Forma Combined
	(in thousands, except per share amounts)
Revenue
Expense
Cost of services
Rent—cost of services			(5)
General and administrative expense
Depreciation and amortization

Total expenses
Income from operations
Interest expense			(6)

Income before provision for income taxes
Provision for income taxes			(7)

Net income
Less: net income attributable to noncontrolling interest			(4)

Net income attributable to New Ventures

Earnings per share:
Basic earnings per share			(2)
Diluted earnings per share			(2)
Weighted average number of shares outstanding:
Basic			(2)
Diluted			(2)

Pro Forma Adjustments

(6) Represents interest expense and amortization of debt issuance costs related to approximately $                 of debt that we expect to incur as described in (1).”

The Company intends to update its disclosure to include the requested information in one or more future pre-effective amendments once the material terms of such financing transactions are available. The Company understands that the Staff requires a reasonable amount of time for review.

4.

Refer to disclosure regarding Ensign equity awards and bonuses on page 72. Please expand Note (2) to include the amount and methodology for determining the Ensign equity awards and bonuses granted in connection with the spin-off. Please separately disclose any ongoing impact of equity awards and bonuses from any one-time expense for these awards and bonuses, if material.

Response: The Company has not granted Ensign equity awards and bonuses in connection with the spin-off to date. However, in connection with the internal reorganization, the Company expects that its Named Executive Officers and certain other individuals will receive shares of common stock of The Pennant Group, Inc., in exchange for shares of common stock of subsidiaries of the Company. The Company has updated its disclosure on pages 20 and 147 accordingly and expects to provide greater detail in one or more future pre-effective amendments once the material terms are available. Additionally, if the Company decides to grant equity awards and bonuses in the future in connection with the spin-off, the Company intends to update its disclosure to include the requested information in one or more future pre-effective amendments. The Company understands that the Staff requires a reasonable amount of time for review.

5.

Please expand the disclosure in Note (5) to include the changes in lease terms from the intercompany terms and the terms of the newly executed Ensign Leases. Please also expand MD&A disclosure on page 109 accordingly. To the extent that the Ensign Lease terms are materially different from previous intercompany leases, please tell us how these changes impacted your impairment analysis for Goodwill and Other indefinite-lived intangibles.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the terms to the Ensign Leases are still being determined. When these details are finalized, the Company intends to update its disclosure to include the requested information, in one or more future pre-effective amendments. The Company understands that the Staff requires a reasonable amount of time for review.

6.	It appears a separate pro forma adjustment may be necessary to give effect to the income tax effects of your pro forma income statement adjustments, calculated based upon the statutory rate.

Response: The Company acknowledges the Staff’s comment and has revised the pro forma income statement adjustment disclosure on page 84 of the Draft Registration Statement Amendment as follows:

“Pro Forma Adjustments

(7) Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rate of 21.0%. The effective tax rate of New Ventures could be different (either higher or lower) depending on activities subsequent to the separation.”

The Company intends to further update its disclosure to include the requested information, some of which is not yet available or has not yet been determined, in one or more future pre-effective amendments. The Company understands that the Staff requires a reasonable amount of time for review.

Our Business, page 85

7.

We note that you place considerable emphasis on your “innovative operating model” and “independent operating subsidiaries.” Please revise your discussion to clarify how your operating model is innovative. In particular, provide a more robust discussion of the basis of your belief that your operations have become the “employer of choice” in the communities they serve, and how that degree of success is linked to your business model. Please also explain how you organized your operating subsidiaries, and whether this structure is different than how you operated these businesses prior to the spin-off.

Response: In response to the Staff’s comment, the Company advises the Staff that it believes its operating model is unique in the healthcare provider industry. While many organizations within the post-acute healthcare space are pursuing vertical integration strategies and consolidating healthcare providers that are managed under one or a few national corporate offices that deploy consistent policies and practices across all operations, the Company is pursuing a “bottom up” operating strategy that is centered on the belief that healthcare services is best operated as a collection of local businesses supported by professional resources. A foundational element of this operating model is the operational “cluster,” which is a grouping of a handful of operations that are typically geographically proximate to each other and which often operate within the same or similar healthcare markets. Every operation is part of a “cluster” and, within each one, cluster partners share and measure data and provide accountability and advisory support to each other, which the Company believes is unique among healthcare providers and motivates these leaders to improve the quality of care their operations provide to patients. This “cluster” operating model is the same model used by local leaders prior to the spin-off and will be key to the Company’s future operations.

Furthermore, the Company believes that it can only execute this operating model successfully by becoming the “employer of choice” in the communities in which its subsidiaries operate. To that end, the Company has adopted the core value that excellent employee satisfaction will improve the quality of care provided to patients. In order to provide more information to readers and in response to the Staff’s comment, the Company has expanded the discussion of its operating model on pages 2, 3, 86 and 87 of the Draft Registration Statement Amendment accordingly as follows:

“Our Innovative Operating Model

Our innovative operating model is the foundation of our superior performance and success. Our operating model is founded on two core principles: (1) healthcare is a local business where providers are most successful when key operational decision-making meets local community needs and occurs close to patients and employees, and (2) peer accountability from operational and resource partners is more effective at driving excellent clinical and financial results than traditional hierarchical or “top-down” accountability structures.

Our model is innovative because each operation has been and will continue to be an independent operating subsidiary that functions under the direction of local clinical and operational leaders, each of whom are empowered to make decisions based on the unique needs of the patients, partners and communities they serve. This is in contrast to typical models where control and key decision-making is centralized at the corporate level. Moreover, we utilize a “cluster model”, where every operation is part of a defined “cluster”, which is a group of geographically proximate operations working together to allow leaders to communicate and provide support and accountability to each other. This creates incentives for leaders to share best practices and real-time data and benchmark clinical and financial performance against their cluster partners. We believe this locally-driven data-sharing and peer accountability model is unique amongst healthcare providers and has proven effective in improving clinical care, enhancing patient satisfaction and promoting operational efficiencies. This “cluster” operating model is the same model used by local leaders prior to the spin-off and will be key to the success of our future operations.

This organizational structure empowers our highly dedicated leaders and staff at the local level to make key decisions and creates a sense of ownership over operational and clinical results and the employee experience. Each leader and his or her staff are encouraged to make their operations the “provider of choice” in the community they serve. To accomplish this goal, leaders work closely with clinical staff and our expert resources to identify unique patient needs and priorities in a given community and create superior service offerings tailored to those needs. We believe that our localized approach to program development and patient care leads prospective patients and referral sources to choose or recommend our operations to others. Similarly, our emphasis on empowering local decision-makers encourages leaders to strive to become the “employer of choice” in the community they serve. One of our core values is the principle that the best patient care is provided by employees that experience significant work satisfaction because they are valued as individuals. Our leaders work hard to embody this core value and to attract, train and retain outstanding clinical staff by creating a work environment that fosters critical thinking, measurement, and relevance. Our local teams are motivated and empowered to quickly and proactively meet the needs of those they serve, without waiting for permission to act or being bound to a “one-size-fits-all” corporate strategy. In many markets, we attribute census growth and excellent clinical and financial outcomes to a healthy organizational culture built on these principles. With strong employee satisfaction across the organization, we believe we can continue to attract and retain the best talent in our industries.

Lastly, while our teams are local, they are also supported by cutting-edge systems and a “Service Center” staffed with teams of subject matter expert resources that advise on their respective fields of information technology, compliance, human resources, accounting, payroll, legal, risk management, education and other services. The partnership and peer accountability that exists between our local leaders and Service Center resources allows each operation to improve while benefiting from the technical expertise, systems and accountability of the Service Center.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 119

8.

Refer to disclosure on page 5 regarding regulations and reimbursement changes effective January 2018. Please expand the discussion of results of operations to quantify the impact on revenue and how these changes impact the comparability of revenues from 2017 to 2018, if material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that these regulation changes have no impact on revenues, but put more emphasis on patient care plans and survey results. The home health conditions of participation regulatory framework was modified effective January 2018 to include changes to patient rights notifications, plan of care designation and other care services with which home health agencies must comply with. The healthcare industry is impacted by regulation and reimbursement changes frequently and the disclosure was intended to illustrate the Company’s ability to navigate and adapt to these rigorous regulatory changes while still obtaining strong survey outcomes.

Liquidity and Capital Resources, page 126

9.

Please expand the disclosure to reflect any financing transactions completed prior to the distribution. If financing is not obtained prior to the distribution, please revise the disclosure on page 126 to detail the basis for your belief that you will have sufficient cash to fund your operations without any additional financing funds.

Response: The Company intends to update its disclosure to include the requested information, some of which is not yet available or has not yet been determined, in one or more future pre-effective amendments. The Company understands that the Staff requires a reasonable amount of time for review.

Financial Statements, page F-1

10.

Please provide three years of audited financial statements for New Ventures required for Exchange Act registration statements of Emerging Growth Companies that are not also Smaller Reporting Companies.

Response: The Company acknowledges the Staff’s comment and has revised the Draft Registration Statement Amendment to include three years of audited financial statements for New Ventures throughout the Draft Registration Statement Amendment.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies Cost Allocation, page F-8

11.

Refer to disclosure on page 6 that you operate industry-specific Service Centers. Please tell us whether the industry-specific Service Center expenses of Ensign for industries transferred to Pennant in the internal reorganization were allocated to New Ventures. Also, tell us whether there were separate Service Centers for the Senior Living segment in New Ventures and the Assisted and Independent Living segment for Ensign. If not, tell us how you allocated the Service Center expenses for the Senior Living segment.

Response: The Company respectfully advises the Staff that Ensign has multiple locations for its single Service Center to support its operations across all business lines. Within each location, certain employees are aligned with a specific group of operations. The same employees also work on global Ensign initiatives that encompass responsibilities that are outside of their specific operational alignment. For example, the controller of the home health and hospice services also has responsibilities in the consolidation close process. The Vice President of Finance at a separate Service Center location is responsible for determining accounting impact of complex transactions for all business services, including any at the corporate functions. Therefore, these employees are not specifically dedicated to a particular line of business.

Service Center expenses are primarily general and administrative expenses which include, but are not limited to, executive management, accounting, human resources, information technology, legal, payroll, insurance, tax, treasury, and other general and administrative items. These costs were allocated to New Ventures based on the drivers that are closely aligned to the costs including on the basis of revenue, location, employee count, or other measures in accordance with SEC guidance in SAB Topic 1.B.1 (codified in ASC 220-10-S99-3) to reflect on the historical income statements of a registrant all of its costs of doing business. The Company has expanded the disclosure to include the discussion of Service Centers in the cost allocation methodology on pages 114 and F-8 accordingly. The disclosure on page F-8 has been expanded to read as follows:

“Cost Allocation — The Combined Financial Statements include allocations of costs for certain shared services provided to the Company by Ensign subsidiaries, including services provided at the Service Center. Such allocations include, but are not limited to, executive management, accounting, human resources, information technology, legal, payroll, insurance, tax, treasury, and other general and administrative items. These costs were allocated, based on the drivers most closely aligned to the cost including, on a basis of revenue, location, employee count, or other measures. The majority of these cost allocations are primarily reflected within general and administrative expense in the combined statements of income. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the services provided to us during the years presented.”

12.

Refer to the disclosure of equity-based incentive plans on page F-8. Please expand the disclosure to address how costs related to Ensign Subsidiaries’ employees that participate in the Ensign Plans are allocated. Please revise the disclosure on page 114 accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company applies SEC guidance in SAB Topic 1.B.1 (codified in ASC 220-10-S99-3) in determining the expenses related to Ensign Subsidiaries’ employees that should be allocated to New Ventures. These employees have received share-based awards and have performed work on behalf of New Ventures. Since the expense associated with these employees relates to general and administrative-type activity, the Company followed its same methodology for allocations of costs for certain shared services provided to New Ventures by Ensign subsidiaries, which is on a basis of revenue. In response to the Staff’s comment, the Company has revised the disclosure to include its methodology to determine the cost allocation of share-based compensation costs related to Ensign Subsidiaries’ employees that participate in the Ensign Plans on pages 115 and F-8 accordingly. The disclosure on page F-8 has been expanded to read as follows:

“Employees of the Company’s subsidiaries participate in The Ensign Group, Inc. equity-based incentive plans (the “Ensign Plans”) and the Cornerstone Subsidiary Equity plan (the “Subsidiary Equity Plan”). Share-based compensation includes the expense attributable to employees of the Company’s subsidiaries participating in the Ensign Plans, as well as the allocated cost related to Ensign subsidiaries’ employees that participate in the Ensign Plans. Share-based compensation related to Ensign subsidiaries’ employees that participate in the Ensign Plans were allocated on the basis of revenue. All share-based compensation related to the Subsidiary Equity Plan was recognized in the Combined Financial Statements and, therefore, no cost allocation was necessary.”

13.	Refer to the disclosure of Goodwill on page F-11. Please expand the disclosure of cost allocation to address the methodology used to allocate goodwill and other intangible assets.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it recorded goodwill and other intangible assets at the operation level upon acquisition, and as such, these assets are identifiable specifically to the operations that are allocated to Pennant. The Company has revised the Draft Registration Statement Amendment to disclose its allocation methodology on goodwill and other intangibles on pages 117 and F-10 as follows:

“Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Given the time it takes to obtain pertinent information, the initial fair value might not be finalized at the time of the reported period. Accordingly, it is not uncommon for the initial estimates to be subsequently revised. The Company recorded goodwill and other intangible assets at the operation level when acquired, and as such, these assets are identifiable specifically to the operations of New Ventures. Goodwill is subject to annual testing for impairment. In addition, goodwill is tested for impairment if events occur or circumstances change that would reduce the fair value of a reporting unit below its carrying amount.”

14.

Refer to your Risk Factor disclosure on page 36 regarding the loss of revenue while some affiliated operations have been in denial of payment status due to findings of continued regulatory deficiencies. Please tell us whether the loss of revenues was material to any of the periods presented. If so, please expand the accounting policy to explain how this loss of revenue was recognized during the periods presented. Please expand MD&A discussion of revenue sources on page 112 accordingly.

Response: The Company respectfully advises the Staff that the losses the Company incurred to date related to the denial of payments status due to findings of continued regulatory deficiencies are not material. In response to the Staff’s comment, the Company has expanded its disclosure in the Risk Factors to indicate the losses of revenue for the years presented are not significant on page 37 as follows:

“However, if they determine that the operation is not in compliance, the denial of payment goes into effect retroactive to the date given in the original notice. This possibility sometimes leaves affected operators, including us, with the difficult task of deciding whether to continue accepting patients after the potential denial of payment date, thus risking the retroactive denial of revenue associated with those patients’ care if the operators are later found to be out of compliance, or simply refusing admissions from the potential denial of payment date until the operation is actually found to be in compliance. In the past, some of our affiliated operations have been in denial of payment status due to findings of continued regulatory deficiencies, resulting in an actual loss of the revenue. In addition, from time to time, we have opted to voluntarily stop accepting new patients pending completion of a new state survey, in order to avoid possible denial of payment for new admissions during the deficiency cure period, or simply to avoid straining staff and other resources while retraining staff, upgrading operating systems or making other operational improvements. If we elect to voluntarily close any operations in the future or to opt to stop accepting new patients pending completion of a state or federal survey, it could negatively impact our financial condition and results of operation. The Company did not incur any losses of revenue related to denial of payment status due to findings of continued regulatory deficiencies in the years ended December 31, 2018, 2017 and 2016.”

Leases and Leasehold Improvements, page F-11

15.

We note that your leases include renewals based on disclosure on page F-27. Please expand the accounting policy disclosure to explain whether you include lease renewals in the lease term used to accrue rent expense.

Response: The Company advises the Staff that it performs an evaluation to determine whether the lease should be classified as an operating or capital lease at the inception of the lease. Certain lease agreements contain renewal options and the Company evaluates such renewal options to determine whether any renewals are reasonably assured and should be included in the lease term. This analysis includes assessing the bargain renewal options as well as periods for which failure to renew the lease imposes a penalty on the lessee in such amount that a renewal appears, at lease inception, to be reasonably assured. The Company does not include lease extension options in the originally determined lease term, as the renewal rents are at fair market value and are not a bargain, there is no economic compulsion for the Company to exercise the renewal option such that non-renewal would represent a penalty and it is not reasonably assured that the Company will exercise the extension option. In response to the Staff’s comment, the Company has expanded its accounting policy disclosure to describe the exclusion of the lease renewals in the lease term used to accrue rent expense on pages 117, F-9 and F-31 accordingly. The disclosure on page F-9 has been expanded to read as follows:

“Leases and Leasehold Improvements — At the inception of each lease, the Company performs an evaluation to determine whether the lease should be classified as an operating or capital lease. The Company records rent expense for operating leases that contain scheduled rent increases on a straight-line basis over the term of the lease. The lease term used for straight-line rent expense is calculated from the date the Company is given control of the leased premises through the end of the lease term. The lease term excludes lease renewals as the renewal rents are not at a bargain, there are no economic penalties for the Company to renew the lease, and it is not reasonably assured that the Company will exercise the extension options. The lease term used for this evaluation also provides the basis for establishing depreciable lives for buildings subject to lease and leasehold improvements, as well as the period over which the Company records straight-line rent expense.”

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Sincerely,

/s/Daniel H Walker

Daniel H Walker

cc:	Christian O. Nagler
Kirkland & Ellis LLP